UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CARDERO RESOURCE CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14140U105

(CUSIP Number)

Robert C. Kopple

10866 Wilshire Blvd., Suite 1500

Los Angeles, CA 90024

With a Copy to:

Mark Abdou

Libertas Law Group, Inc.

208 S. Beverly Drive, Suite 204

Beverly Hills, CA 90212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 14140U105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert C. Kopple
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66,919,227 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,919,227 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,919,227(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14	TYPE OF REPORTING PERSON IN

Explanatory Footnote

(1) Of the aggregate amount beneficially owned, 3,600,000 are represented by vested options to purchase common stock, 56,718,132 are represented by warrants to purchase common stock and 6,601,095 are represented by common shares. The warrants are exercisable only to the extent that shares beneficially owned by Robert C. Kopple directly and through affiliates do not exceed 19.99% of the issued and outstanding common stock of the Issuer.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of common stock, no par value (each a “Share,” and, in the plural, the “Shares”), of Cardero Resource Corp., a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Shares are listed on the OTCQB (as well as the Canadian TSX). The address of the Issuer’s principal executive office is #2300 - 1177 West Hastings Street Vancouver, British Columbia V6E 2K3.

Item 2. Identity and Background.

(a)     The “Reporting Person” is Robert C. Kopple, an individual.

(b)     The Reporting Person’s business address is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(c)     Robert C. Kopple is a partner at Kopple & Klinger, LLP, a law firm. The principal place of business of Kopple & Klinger, LLP is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Robert C. Kopple is a U.S. citizen.

Item 3. Source and Amount of Funds and Other Consideration.

On December 5, 2013, entities controlled by the Reporting Person entered into a credit facility agreement with the Issuer in the amount of $5,000,000 (“Credit Facility”). These entities are E.L. II Properties Trust Dated 7/1/1983 (“E.L. II”) and Kopple Family Partnership, L.P. (“Kopple Partnership”). E.L. II was created by the Reporting Person for estate planning purposes. Robert C Kopple is the Trustee of E.L. II, and E.L. II is the General Partner of the Kopple Partnership. The Credit Facility matures in two (2) years and will be used by the Issuer for working capital and the payment of (i) expenses of the Reporting Person incurred providing services to the Issuer, (ii) outstanding interest payments due under certain indebtedness and notes to E.L. II and Kopple Partnership and (iii) repayment of a note held by E.L. II. in the amount of U.S. $3,700,000 on February 28, 2014, if such note is still outstanding at such time. The Credit Facility replaces a credit facility provided by E.L. II on August 28, 2013 in the amount of $500,000. Amounts advanced under the Credit Facility bear interest at a rate of ten percent (10%) per annum. As additional consideration for granting the Credit Facility, the entities were issued warrants to purchase an aggregate of 28,359,066 common shares of the Issuer (the “Warrants”) and are entitled to an additional 10,058,330 warrants (“Additional Warrants”) to be granted upon shareholder approval. E.L. II and Kopple Partnership were each issued Warrants to purchase 14,179,533 shares. The exercise price of the Warrants and Additional Warrants is $0.139 per share unless shareholder approval is obtained to reduce the exercise price to $0.10 per share. None of the Warrants or Additional Warrants may be exercised if any such exercise would result in the holdings of the Reporting Person and his associates and affiliates exceeding 19.99% of the Issuer’s outstanding common stock.

On August 8, 2013, E.L. II and Kopple Partnership completed a private placement of senior secured notes (“Notes”) in the aggregate principal amount of U.S. $5,700,000 with the Issuer. As additional consideration for purchasing the Notes, the entities were issued warrants to purchase an aggregate of 28,359,066 common shares of the Issuer (the “August Warrants”). E.L. II was issued 18,408,517 August Warrants and Kopple Partnership was issued 9,950,549 August Warrants. The August Warrants may not be exercised if any such exercise would result in the holdings of the Reporting Person and his associates and affiliates exceeding 19.99%.

On August 13, 2013, the Issuer granted to Robert C. Kopple, as an individual, options to purchase 3,600,00 of the Issuer’s common stock at an exercise price of $0.10 per share, as compensation for services rendered as an advisor to the Board of Directors of the Issuer. The options are exercisable at any time until July 3, 2020.

On January 2, 2013, E.L. II acquired 450,000 shares in a private transaction from a third party in a foreclosure of a pledge as collateral for certain loans. On November 19, 2008, E.L. II acquired 50,000 shares in a private transaction from the same third party in consideration of certain loans.

On December 19, 2012, E.L. II purchased 2,222,223 shares in a private placement from the Issuer for an aggregate purchase price of $1,000,000.35 ($0.45 per share).

The source of funds for transactions herein described are personal funds of Robert C. Kopple contributed to E.L. II and to Kopple Partnership. No funds are represented by loans or otherwise borrowed or obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The Reporting Person does not have any current plans, proposals or agreements with respect to the Shares. Notwithstanding the foregoing, the Reporting Person may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

Item 5. Interest in Securities of the Company.

(a)     Of the 66,919,227 shares beneficially owned by the Reporting Person, 56,718,132 are represented by warrants. The warrants are exercisable only to the extent that shares beneficially owned by Robert C. Kopple directly and through affiliates do not exceed 19.99% of the issued and outstanding common stock of the Issuer. Therefore, Robert C. Kopple beneficially owns 19.99% of the Issuer’s common stock, no par value.

(b)     The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 66,919,227 shares.

(c)     In the last 60 days, the Reporting Person, as Trustee of E.L. II Properties Trust Dated 7/1/1983, has acquired beneficial ownership of 861,685 shares of common stock of the Issuer on the open market, specifically as follows:

(i)	on October 17, 2013, 188,600 shares at a purchase price of $0.1186 per share;
(ii)	on December 9, 2013, 414,375 shares at a purchase price of $0.149 per share;
(iii)	on December 10, 2013, 106,000 shares at a purchase price of $0.15 per share;
(iv)	on December 11, 152,710 shares at a purchase price of $0.15; and
(v)	on December 12, 194,500 shares at a purchase price of $0.15

Except as set forth in this Item 5(c), during the last 60 days, the Reporting Person has not effected any other open market transactions in the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ROBERT C. KOPPLE

By:	/s/ Robert C. Kopple
Name:	Robert C. Kopple
Date:	December 17, 2013